SembCorp Industries

02034772

02 JUN 11 AM 11:49

Rule 12g3-2(b) File No. 825109

16 May 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

SUMMARY FINANCIAL REPORT 2001

SembCorp Industries wishes to advise that with reference to the correction made to the Annual Report 2001 of its subsidiary, SembCorp Logistics Ltd, the following amendments should be made to the Summary Directors' Report included as part of SembCorp Industries' Summary Financial Report 2001, copies of which were despatched to shareholders on May 4, 2002.

On page 22 of the Summary Financial Report 2001 on Share Options under the heading "*(a) Options granted (cont'd)*", in relation to options granted by SembCorp Logistics Ltd:

1 the fair value of each of the second batch of 2001 options that were granted with an exercise price of $1.49 each and exercisable from 18/10/2002 to 17/10/2011 (the "Second Batch 2001 Options") should have been "$0.572" and not "$0.497" as indicated; and

2 the dividend yield that was assumed for the Second Batch 2001 Options should have been "0.82%" and not "3.27%" as indicated.

Set out in the attachment to this Announcement is the relevant section of the Summary Directors' Report referred to above, with the corrections duly made.

Shareholders should note that information on the fair value of the share options granted by SembCorp Logistics Ltd are included in the Summary Financial Report 2001 strictly for information purposes only, and that such information does not have any impact on the actual financial results of the Company.

Include attachment:
Summary Directors' Report – Share Options (Options granted)

Submitted by Linda Hoon Siew Kin, Group Company Secretary

Company	Number of employees/ (including number of directors)	Option period (both dates inclusive)	Number of unissued ordinary shares accepted	Exercise Price	Fair Value of Option	Dividend Yield %	Risk-free Interest Rate %	Expected Volatility %	Expected Lives (years)
SembCorp Logistics Ltd									
- ordinary shares of $0.25 each	1,060/(1)	16/5/2002 to 15/5/2011	6,897,680	$1.8375	$0.618	0.68	3.57	47.34	3
	28/(0)	18/10/2002 to 17/10/2011	763,000	$1.49	$0.572	0.82	3.67	51.73	3